Exhibit 23.1

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in this Registration Statement of I-many, Inc. on Form S-3 of our report dated February 13, 2003, relating to the consolidated financial statements of I-many, Inc. as of and for the year ended December 31, 2002 (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the application of procedures relating to certain disclosures and reclassifications of financial statement amounts related to the 2001 and 2002 financial statements that were audited by other auditors who have ceased operations and for which we have expressed no opinion or other form of assurance other than with respect to such disclosures and reclassifications), appearing in the Annual Report on Form 10-K/A of I-many, Inc. for the year ended December 31, 2002.

/s/    DELOITTE & TOUCHE LLP

Boston, Massachusetts

May 8, 2003